Voting Rights Announcements | 12 March 2024 16:00 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 12.03.2024 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification pursuant to Section 43 (1) WpHG Subsequent to the group voting rights notification sent by UBS Group AG and UBS AG (together the 'UBS Companies') (pursuant to Section 33 WpHG and Section 34 WpHG) to MorphoSys AG on February 20, 2024, in which the threshold of 10% was reached and exceeded, the UBS Companies notified MorphoSys AG on March 8, 2024, pursuant to Section 43 WpHG, of the following: A. Objectives of the acquisition of the voting rights (Section 43, para. 1, sentence 3 WpHG) With regard to the voting rights directly and indirectly held or attributed by us pursuant to § 43 para. 1, sentence 3 WpHG, we make the following disclosures on the objectives pursued with the acquisition of the voting rights information: The investment serves neither the implementation of strategic objectives nor the realization of trading profits of a UBS company. None of the UBS companies currently intends to acquire further voting rights in MorphoSys AG within the next 12 months by acquisition or otherwise. This does not include acquisitions in the normal course of a global financial services company. The Company does not currently seek to influence the composition of the MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution administrative, management and supervisory bodies of MorphoSys AG. A significant change in the capital structure of MorphoSys AG, in particular with regard to the ratio of equity and debt financing and the dividend policy, is currently not being sought. B. Origin of the funds used to acquire the voting rights (Section 43, para. 1, sentence 4 WpHG) With regard to the origin of the funds used, we report that the acquisition or attribution of voting rights by the UBS companies took place as part of their activities for clients in the course of their normal business activities. No equity or borrowed funds were used to finance the acquisition of voting rights. 12.03.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service